AnorMED Inc.

Second Quarter Report

October 26, 2005

About Forward-Looking Statements

The following management discussion and analysis of financial condition and results of operations (“MD&A”) contains forward-looking statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, intentions, expectations and objectives, including:

•  our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

•  our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

•  our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All statements in the following MD&A speak only as of October 26, 2005, unless an earlier date is indicated and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements. Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements may not be achieved and that they should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements as a result of numerous risks, uncertainties and other factors, including those described below under “Certain Risks and Uncertainties”.

Management’s Discussion and Analysis

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements and their accompanying notes as at and for the three month period (“Q2-2006”) and the six month periods (“YTD”) in Fiscal 2006 ended September 30, 2005. We encourage you to read the audited annual financial statements, the accompanying notes, and management’s discussion and analysis for the year ended March 31, 2005 included in our Annual Report (“2005 Annual Report”).

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences as they affect the interim consolidated financial statements are described in Note 9 to the unaudited interim consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to AnorMED Inc., including our Annual Information Form, is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov under the company name “AnorMED Inc.”.

Overview

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. We have four products in clinical development:

•  MOZOBIL™ (AMD3100, Plerixafor) is a potential new agent for stem cell mobilization in cancer patients undergoing a stem cell transplant that is currently in Phase III and Phase II clinical trials. This is one of the Company’s two core programs focused on targeting the CXCR4 receptor.

•  AMD070 is a HIV entry inhibitor that targets the CXCR4 chemokine receptor that is used by HIV to enter and infect healthy cells. AMD070 is currently in a Phase Ib/IIa clinical trial that we are conducting in collaboration with the U.S. Adult AIDS Clinical Trial Group (“ACTG”) to evaluate safety and preliminary efficacy. This is the second of the Company’s core programs.

Management’s Discussion and Analysis continued

•  FOSRENOL™ has received U.S. and Swedish regulatory approvals and is licensed to Shire Pharmaceuticals Group plc (“Shire”) who will have purchased the global patents from us upon payment of U.S.$31 million. We have received U.S.$19 million in milestone payments to date.

•  NX473 has been licensed to NeoRx Corporation for up to U.S.$13 million in milestones and up to 15% in royalty payments. This drug candidate is in Phase II clinical trials.

We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Two of our early stage programs are:

•  CCR5 in HIV – we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells. We plan to identify a lead candi-date in this program in 2006.

•  MOZOBIL in Heart Tissue Repair – an Investigational New Drug Application (“IND”) has been filed with the U.S. Food and Drug Administration (“FDA”) for a Phase I clinical study to evaluate the potential in MOZOBIL to help repair damaged heart tissue in patients who have suffered heart attacks.

•  CXCR4 in Oncology – we have a number of well established collaborations with research groups around the world and will continue with the preclinical work being done in this area.

During our second fiscal quarter ended September 30, 2005, recruitment has increased over the first quarter for our two Phase III clinical trials for MOZOBIL. Enrollment began for these trials in January 2005. In total we have approximately 40 contracted sites with approximately 80% now open for enrollment in these trials, and over 30% are recruited. Our goal is to complete Phase III enrollment three month follow-up by the end of calendar 2006. Our on-going

 Phase II clinical trials for MOZOBIL are also active with five that are recruiting patients and three more scheduled to begin enrollment in the next fiscal quarter. We project that our clinical trial costs will increase directly with the rate of recruitment achieved in these trials over the next several months. Results from these trials will be reported at various scientific conferences in calendar 2005 and throughout 2006.

Our Phase Ib/IIa clinical trial for AMD070, that we are conducting in collaboration with the ACTG, is proceeding with recruitment. While the ACTG will fund the majority of these trial costs through to their completion, our responsibility to the collaboration is the manufacturing and analytical costs associated with the supply of drug product, the cost of patient screening and some data analysis. We plan to start two additional Phase Ib/IIa trials designed to provide additional patient data to augment the patient data from the ACTG trial. We will bear the full costs of these new clinical trials.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

During the quarter ended June 30, 2005 (“Q1-2006”), we incorporated a U.K.-based subsidiary, AnorMED U.K. Limited. Currently, this wholly-owned subsidiary’s sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U. The conduct of our E.U. clinical trials will be the responsibility of AnorMED Inc.

Our financial condition and results of operations for Q2-2006 were consistent with management’s expectations. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials and the uncertainties of patient enrollment in clinical trials.

There have been no material changes during Q2-2006 to the forward-looking information provided in the 2005 Annual Report.

Critical Accounting Policies

We have prepared our financial statements according to Canadian GAAP. Our accounting principles and critical accounting policies are described in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2005 Annual Report. During the six months ended September 30, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

Results of Operations

We recorded a net loss of $9,255,000 ($0.29 per common share) for the second fiscal quarter, Q2-2006, compared to a net loss of $8,025,000 ($0.25 per common share) for the previous fiscal quarter, Q1-2006, and a net loss of $6,584,000 ($0.21 per common share) for the second quarter of fiscal year 2005 (“Q2-2005”).

Revenue

There was no revenue scheduled to be received from our licensing agreements during Q2-2006 in comparison to $25,000 earned during Q1-2006 from our non-exclusive licensing agreement with Solulink for our HYNIC linker technology. Our agreement with Solulink generated revenue of $11,000 during Q2-2005.

We expect that sources of revenue for the next two years will continue to be primarily interest income and payments under existing licensing and collaborative research agreements. Licensing and collaborative research payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

Expenses

Research and Development

Our research and development expenditures were consistent with the previous quarter and 40% higher than the second quarter of Fiscal 2005. Costs have increased year over year primarily due to the initiation of the Phase III clinical trials for MOZOBIL in the fourth quarter of Fiscal 2005. In addition to the increase in patient recruitment in Fiscal 2006 for both the Phase II and the Phase III MOZOBIL trials, we manufactured drug substance for both MOZOBIL and AMD070 that contributed to the higher costs compared to last year.

Development for AMD070’s improved salt formulation resulted in analytical costs for method development and evaluation, release and stability studies in this quarter. This drug substance will be used for manufacturing drug product in the next quarter that will be utilized in upcoming long-term toxicology studies before being released for clinical trial use.

With additional clinical trials planned for both of our core programs, manufacturing of drug substance for MOZOBIL, manufacturing of drug product for both MOZOBIL and AMD070, and preclinical long-term toxicology studies for AMD070, we expect our research and development expenditures to increase during the second half of this fiscal year.

Our development staff has been augmented by six new positions during the quarter bringing the total to 104 in comparison to 98 at the end of Q1-2006 and 85 at the end of Q2-2005. Personnel costs have increased by the salaries of these new employees but were offset in Q2-2006 by the reduction of employment taxes assessed and vacation accruals. The full cost impact of this increase in our personnel will be felt over the next several quarters.

Stock-based compensation expense for research and develop-ment employees of $225,000 was recorded in this period versus $272,000 for the corresponding period last year. In Fiscal 2005, changes were made to the contractual life of future option grants. Grants awarded from the Company’s inception to June 30, 2004, had a contractual life of ten years. The plan amendment, effective July 1, 2004, changed the contractual life to five years. This change resulted in a decrease to the expense amount that is reflected in the stock-based compensation calculation for the current quarter. See the “Share Capital – Stock-based Compensation Expense” note in the accompanying unaudited interim consolidated financial statements for additional details relating to this expense.

General and Administrative

We experienced a 15% increase in general and administrative expenditures for Q2-2006 versus Q1-2006 and a 16% increase over Q2-2005. During Fiscal 2006, we increased our marketing capabilities to support pre-commercialization activities focused on MOZOBIL. During Fiscal 2006 we increased our marketing capabilities to support pre-commercial activities for MOZOBIL by hiring Mark Levonyak as our Vice President of Marketing. In addition, we have, and will continue to, utilize the assistance of external consultants regarding our plans to seek a Conditional Marketing Authorization (CMA) in Europe for MOZOBIL in early calendar 2007, and a Marketing Authorization Application (MAA) in Europe following completion of our Phase III studies in the U.S. Professional fees for our lawyers and accountants have risen this quarter due to the costs associated with preparing our application to list our common shares on the American Stock Exchange (“AMEX”) and our Registration Statement on Form 40-F that was filed with the United States Securities And Exchange Commission (“SEC”) on October 24, 2005 to register our common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934.

Personnel costs increased due to recruitment and relocation of key personnel as we now have 29 administrative employees in comparison to 27 at the end of June 30, 2005. Stock-based compensation was $75,000 for Q2-2006 compared to $91,000 for Q2-2005, decreasing for the same reason described above for research and development personnel. In future periods, we expect increases in general and administrative expenses in investor relations, marketing, and finance departments as we deal with new capital markets and regulatory compliance requirements, and pre-commercialization activities for MOZOBIL.

Amortization

Amortization expense increased slightly over Q1-2006 due to capital expenditures in computer hardware and software over the last two quarters. We anticipate amortization expense to increase modestly over the remainder of the fiscal year due to capital purchases that were made late in Fiscal 2005 and the first half of Fiscal 2006 related to computer hardware and software and leasehold improvements for our increased staff levels and development needs.

Other Income (Expenses)

Interest income decreased by 6% in Q2-2006 in comparison to Q1-2006 due to lower average cash balances, despite higher interest rates. The effects of higher interest rates are reflected in the 21% increase when comparing Q2-2006 to Q2-2005.

In Q1-2006, we recognized a foreign exchange gain of $290,000 due to the strengthening of the U.S. dollar versus the Canadian dollar. During Q2-2006 the U.S. dollar weakened relative to the Canadian dollar, causing us to recognize a $706,000 foreign exchange loss. There was no gain or loss in the comparable quarter last year. We received U.S.$18 million in October 2004 from Shire upon regulatory approval of FOSRENOL in the U.S. and we have invested these funds in U.S. dollar denominated investments.

In the second quarter of Fiscal 2005, we recorded a net loss of $153,000 on the investment in NeoRx Corporation common shares that were received originally as a partial payment for a licensing milestone. There has been no change in the carrying value of the NeoRx shares that we hold in Q2-2006 other than the effect of the change in exchange rates.

See the “Long-term Investment” note in the accompanying unaudited interim consolidated financial statements for further details.

Summary of Quarterly Results

The following table summarizes our unaudited quarterly statements of operations for the last eight quarters. This information should be read in conjunction with our audited financial statements for our fiscal years ended March 31, 2004 and 2005.

(in thousands of Canadian dollars, except per share data)

	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005
Revenue	$ 33	$ 1,955	$ 2,310	$ 11	$ 21,600	$ 347	$ 25	$ -
Net income (loss)	$(4,409)	$(3,931)	$(3,814)	$(6,584)	$ 15,848	$(7,619)	$(8,025)	$ (9,255)
Income (loss) per share	$ (0.17)	$ (0.12)	$ (0.12)	$ (0.21)	$ 0.50	$ (0.24)	$ (0.25)	$ (0.29)

Quarterly Trends

The pattern of spending in the past eight quarters reflects our commitment to our core development programs for MOZOBIL and AMD070 and our drive to commercialize MOZOBIL subject to successful completion of clinical studies and approval of market authorizations in various countries, including a New Drug Application (“NDA”) in the United States. By the end of March 31, 2004, we had initiated and expanded our Phase II clinical trials with MOZOBIL and initiated a Phase I clinical trial for AMD070.

By the end of March 31, 2005, we had initiated two Phase III trials along with additional Phase II trials for MOZOBIL and added a Phase Ib/IIa clinical trial for AMD070. Manufacturing costs of drug substance and drug product to support these clinical trials and our ongoing preclinical studies, as well as analytical costs, were incurred over all eight quarters. Throughout the period our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for the treatment of HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In future quarters, we will continue to incur losses as we advance through the MOZOBIL Phase III clinical trials, initiate the pre-commercialization activities and the regulatory requirements in support of filing an NDA with the FDA. We will also incur losses as we progress the development of AMD070 and search for a development partner for this drug candidate. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Liquidity and Capital Resources

As at September 30, 2005, we had a total cash position of $49,245,000 comprised of cash, cash equivalents and short-term investments. Cash equivalents and short-term investments include $47,875,000 invested in high-grade, liquid commercial, financial and government paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 2.90% compared to 2.69% for Q1-2006. Our working capital is approximately $45.5 million as at September 30, 2005, as compared to $62.1 million at March 31, 2005. The decrease in our working capital is primarily attributable to funds used in operations. The increase in value of the Canadian dollar relative to the U.S. dollar this quarter has had a positive impact on our reported expenses as the majority of our research and development contracts are negotiated in U.S. dollars. As at September 30, 2005, the majority of our cash and short-term investments are denominated in Canadian dollars. The milestone payment from Shire that we received in October 2004 was denominated in U.S. dollars and we expect to use this cash to fund our U.S. denominated goods and services over the next few quarters. This should reduce our exchange rate risk during this period of currency volatility. We anticipate that any additional revenues received in U.S. dollars will remain in that currency to further reduce exchange rate exposure. We currently do not engage in foreign exchange hedges.

There has not been any material change in contractual obli-gations during Q2-2006 that are outside the ordinary course of our business.

Capital expenditures of $268,000 that we made during Q2-2006 were lower than our level of purchases during Q2-2005 of $375,000, but consistent with the purchases made in Q1-2006 of $236,000. During the quarter we entered into an agreement with a supplier to validate and install an Electronic Document Management System (EDMS) so that we can electronically file our regulatory submissions with the FDA instead of sending paper. In prepara-tion of our future NDA filing, we have committed to the EDMS project in this quarter and anticipate full implementation during the fourth quarter of this fiscal year. As of September 30, 2005, we have made material commitments for capital expenditures for an estimated $735,000. These capital expenditures will support our expansion in personnel and space with office and computer equipment and the implementation of the EDMS.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are reportable under Canadian GAAP.

Outstanding Share Data

As at September 30, 2005, we had approximately 31.9 million issued and outstanding common shares. In addition, as at September 30, 2005, we had approximately 3.6 million stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. We believe that this number will be sufficient to support our option-granting program for at least the next three years. See the “Share Capital” note in the accompanying unaudited interim consolidated financial statements for more details.

Our cash on hand, together with expected interest income, supplemented by contractual payments on existing licensing agreements, is expected to be sufficient to fund our operations as previously described into Fiscal 2007. Our funding needs may, however, vary depending upon a number of factors including: progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties; our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the cost of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, and continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings but we cannot assure you that we will be able to obtain additional financing upon acceptable terms, if at all.

Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the “Management’s Discussion and Analysis” section of our 2005 Annual Report and the “Risk Factors” section of our Annual Information Form filed June 28, 2005 and remain substantially unchanged, except as described in this MD&A.

Subsequent Developments

The Company applied to list its common shares on AMEX. In connection with its application to AMEX, the Company filed a Registration Statement on Form 40-F with the SEC on October 24, 2005, to register its common shares pursuant to Section 12 (b) of the Securities Exchange Act of 1934. The Registration Statement became effective on November 3, 2005 and our shares became eligible for trading on AMEX on November 4, 2005.

Certain Risks and Uncertainties

Our Annual Information Form, particularly in the section entitled “Risk Factors”, and the information contained in our management’s discussion and analysis in our Annual Report for the year ended March 31, 2005, which are both available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, describe risks, uncertainties and factors that our management believes could materially affect our business, financial condition and results of operations and cause actual results or events to differ materially from the plans, intentions and expectations expressed or implied in our forward-looking statements, including:

•  our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•  our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

•  clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•  our lack of product revenues and history of operating losses;

•  our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

•  our ability to obtain patents and other intellectual property rights for our drug candidates;

•  our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•  our ability to comply with applicable governmental regulations and standards;

•  development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•  our drug candidates, if approved, may not achieve market acceptance and commercial viability due to one or more factors relating to our early stage of development, such as our limited manufacturing experience, our lack of sales and marketing operations, and the impact of competing products and technologies;

•  our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

•  our ability to successfully attract and retain skilled and experienced personnel;

•  changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•  changes in foreign currency exchange rates;

•  our business is subject to potential product liability and other claims;

•  our ability to maintain adequate insurance at acceptable costs;

•  our dependence on collaborative partners; and

•  further equity financing may substantially dilute the interests of our shareholders.

We encourage you to read those descriptions carefully. Although we have attempted to identify important risks, uncertainties and other factors that could cause materially affect our business, financial condition and results of operations and that could cause actual results or events to differ from those expressed or implied in our forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.

Passive Foreign Investment Company Status

U.S. residents holding our common shares should be aware that certain U.S. federal income tax rules, if applicable, might have adverse tax consequences to them. The more commonly applicable rules are the passive foreign investment company (“PFIC”) rules. We would be a PFIC in any taxable year in which, after application of certain look-through rules, at least 75% of our gross income is passive income, or at least 50% of the average value of our assets produces or is held for the production of passive income. If we are a PFIC in any taxable year, unless U.S. holders elect to mark to market our common shares, U.S. holders would generally be subject to taxes and interest charges on (i) any gain realized on the disposition or deemed disposition of our common shares regardless of whether we continue to be a PFIC and (ii) any “excess distributions” we make. Each U.S. holder may elect to mark to market our common shares if our common shares are regularly traded on a U.S. national securities exchange. As a result of the mark to market election, a U.S. holder would annually report any gain (and certain losses) as ordinary income (or ordinary loss). Although we believe we are currently not a PFIC, we cannot assure that we will not become a PFIC in the future because PFIC status depends on the character of our income and assets each year. U.S. holders are strongly encouraged to consult their own tax advisors concerning the consequences to them if we are or become subject to the PFIC rules.

Enforceability of Judgments

We are a Canadian corporation. Certain of our directors and officers are residents of Canada and a substantial portion of our assets and operations and all or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on our directors and officers or enforce judgments obtained in U.S. courts against our directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against our directors and officers. There is also uncertainty as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.